

December 2, 2011

Via Email
Mr. W. Major Chance
Chief Executive Officer
ActivCare at Bressi Ranch, LLC
9619 Chesapeake Drive
San Diego, CA 92123

> **Re:**   **ActivCare at Bressi Ranch, LLC**
> **Offering Statement on Form 1-A**
> **Filed November 18, 2011**
> **File No. 24-10299**

Dear Mr. Chance:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Description of Our Property, page 42

1.   We note the revisions on page 43 in response to comment one from our letter dated November 10, 2011. You state that the conclusions and projections are based on some information provided by you, "including the projected facility size and rates." You also state, however, that "[t]o the extent that the market study contains future projections related to the Company or its operations, these are solely the projections" of VIG. Please revise to reconcile the apparent inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director